UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant's name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, April 05, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Board of Director's Committees

Dear Sirs:

We hereby communicate as a Relevant Information Communication, that at the Board of Director's meeting held today, April 05, 2017, it was approved –under the election of the new Board for the period 2017-2020 that was announced to the market on Friday, March 31, 2017- to form the company committees in accordance with the following list, specifying that the Audit and Processes and the Human Resources committees are entirely formed by independent directors, while the Investments, and the Risk, Compliance and Sustainability committees are formed primarily by independent Board members:

Audit and Processes Committee	Human Resources Committee
Rafael Venegas Vidaurre	Rafael Venegas Vidaurre
Manuel del Rio Jimenez	Pedro Pablo Errazuriz Dominguez
José Antonio Rosas Dulanto	Alfonso de Orbegoso Baraybar
Alfonso de Orbegoso Baraybar

Investments Committee	Risk, Compliance and Sustainability Committee
José Antonio Rosas Dulanto	Rafael Venegas Vidaurre
Manuel del Rio Jimenez	Pedro Pablo Errazuriz Dominguez
Alfonso García Miró Peschiera	Alfonso de Orbegoso Baraybar
Augusto Baertl Montori	Augusto Baertl Montori
Pedro Pablo Errazuriz Dominguez	Manuel del Rio Jimenez

On the other hand, in accordance with the General Regulations of the Board of Directors, the operating committees must comprise, at least, one independent Board member. In this case, the Board has elected more than one independent member in each committee, according to the following list:
Engineering and Construction	Infrastructure
Augusto Baertl Montori	Augusto Baertl Montori
Rafael Venegas Vidaurre	Rafael Venegas Vidaurre
Roberto Abusada Salah	José Antonio Rosas Dulanto
Alfonso de Orbegoso Baraybar	Alfonso García Miró Peschiera
Pedro Pablo Errazuriz Dominguez	Manuel del Rio Jimenez
Alfonso García Miró Peschiera

Real Estate	Services
Augusto Baertl Montori	Augusto Baertl Montori
Roberto Abusada Salah	Pedro Pablo Errazuriz Dominguez
Carlos Montero Graña	Alfonso de Orbegoso Baraybar
José Antonio Rosas Dulanto	Manuel del Rio Jimenez
Alfonso García Miró Peschiera

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: April 05, 2017